MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A.	PORTO SEGURO S.A.

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) and Porto Seguro S.A. (“Porto Seguro”) disclose to the market that on August 23, 2009 entered into an alliance aimed at the unification of residence and automobile insurance operations, in addition to an Operational Agreement for the exclusive offer and distribution of homeowner and auto insurance products to clients of Itaú Unibanco branch network in Brazil and Uruguay (“Alliance”).

Such Alliance will be implemented through a corporate restructuring, as follows:

1.
Itaú Unibanco shall transfer all the assets and liabilities related to its current portfolio of homeowner and auto insurance to a company that will be named Itaú Unibanco Seguros de Automóvel e Residência S.A. This company, with stockholders’ equity amounting to R$950 million, to be transferred to Porto Seguro.

2.	In its turn, Porto Seguro shall issue shares representing 30% (thirty percent) of its new capital stock; these shares will be delivered to Itaú Unibanco.

3.
The controlling stockholders of Porto Seguro and Itaú Unibanco will establish a new company, named Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”), which shall retain all the shares issued by Porto Seguro owned by them.

The current controlling stockholders of Porto Seguro shall remain as controlling stockholders of PSIUPAR that, in its turn, shall be the parent company of Porto Seguro.

At the completion of the restructuring, PSIUPAR and Porto Seguro will have the following ownership structure:

The combined operations presented the following amounts as of June 30, 2009:

	Itaú Unibanco Seguros de Automóvel e Residência S.A.	Porto Seguro S.A.	Total
In millions of R$
Earned Premiums Auto (*)	710	1,609	2,319
Earned premiums Homeowner (*)	157	41	198
Earned premiums Other insurance lines (*)	-	885	885
Technical Provisions for Auto and Homeowner Insurance	1,321	1,936	3,257
Technical Provisions Other insurance lines	-	1,890	1,890
Stockholders' Equity	950	2,100	3,050
(*) Accumulated over six-month period.
In thousands
Number of insured autos	1,250	2,150	3,400
Number of insured homeowners	810	425	1,235
Number of brokers	16.5	20.0	-

Itaú Unibanco shall be entitled to nominate two of the five members of the Board of Directors of PSIUPAR.  In addition, Itaú Unibanco shall nominate two of the five members of Porto Seguro Board of Directors.

Itaú Unibanco Seguros de Automóvel e Residência S.A. shall be managed by Porto Seguro that is going to utilize the trademarks Porto Seguro, Itaú Unibanco and Azul to offer different products and services in sales channels.

Itaú Unibanco and Porto Seguro strongly believe that by means of this transaction they will provide the most complete product and services portfolio in the Brazilian and Uruguayan markets to millions of clients and especially to their wide Insurance Brokers network.

The senior management and employees of Itaú Unibanco who work in the auto and homeowner insurance businesses will be allocated to Itaú Unibanco Seguros de Automóvel e Residência S.A..

Porto Seguro, a company that shall remain listed on the New Market of BM&FBovespa, is one of the main insurance groups of Brazil, offering a wide range of insurance and private pension products and services (auto, group health, property, transportation, life and private pension), as well as services of consortium and property security. It is the leader in auto insurance and ranked third in group health insurance, its two main lines of products.

Itaú Unibanco is one of the 15 largest financial institutions in the world in terms of market value (R$128 billion**), with an outstanding performance in Brazil and abroad, having a network of 4,917** distribution points (branches and CSB-Customer Site Branches).

This Alliance is not expected to produce significant effects on this year financial results.

The completion of the partnership between Itaú Unibanco and Porto Seguro depends on the approval from the stockholders, SUSEP – Superintendência de Seguros Privados and SBDC - Sistema Brasileiro de Defesa de Concorrência.

With this alliance, Itaú Unibanco and Porto Seguro reaffirm their belief in the future of Brazil, at this moment of significant challenges in the economic environment and in the financial, insurance and private pension markets.

São Paulo, August 24, 2009.

Alfredo Egydio Setubal	José Tadeu Mota
Investor Relations Officer	Investor Relations Officer

(**) Information as of June 30, 2009.